Exhibit 99.1

Purple Biotech Reports Positive Interim and Preliminary Results from
NT219 Phase 1/2 Study in R/M Head & Neck Cancer

●	Anti-tumor activity noted in the highest dose cohort of NT219 in combination with cetuximab;

●	2 out of 4 SCCHN patients at the highest dose cohort demonstrated a confirmed partial response

●	NT219 exposure at the highest dose level reaching human equivalent dose for efficacy based on animal models

●	Target engagement was confirmed in patients’ tissue biopsies

●	Phase 2 study of NT219 in combination with cetuximab in 2L SCCHN, is being designed

REHOVOT, Israel, Oct. 03, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, provides clinical updates from its dose escalation portion of the Phase 1/2 study of NT219, a first in class dual inhibitor of Insulin receptor substrate (IRS) 1/2 and Signal Transducer and Activator of Transcription 3 (STAT3) and provides its outlook for planning the next clinical development steps with NT219 for second-line treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head & Neck (R/M SCCHN).

The Phase 1/2 study (NCT04474470), an open-label, dose escalation and expansion study is designed to assess the safety, pharmacokinetics (PK), pharmacodynamics (PD) and efficacy of NT219 as a monotherapy and in combination with Erbitux® (cetuximab), in patients with R/M SCCHN, or with advanced colorectal cancer. Forty-nine patients were enrolled in five dose levels (3, 6, 12, 24 and 50 mg/kg); 27 in the monotherapy arm, and 22 in the combination therapy with cetuximab. Patients in both cohorts were dosed to the highest NT219 dose level of 50mg/kg. No dose-limiting toxicities (DLTs) were reported in either cohort and NT219 was well tolerated as a monotherapy and in combination with cetuximab.

A dose-dependent increase in drug exposure of NT219 was reported. The exposure achieved at the highest dose level of 50mg/kg was within the efficacy range of the human equivalent dose level as predicted from preclinical models. Inhibition of intra-tumoral IRS 1/2 and STAT3, NT219’s targets, was demonstrated in patients’ biopsies.

Among the four R/M SCCHN patients dosed at 50mg/kg of NT219 in combination with cetuximab, that were evaluable for efficacy, two patients demonstrated confirmed partial response by response evaluation criteria in solid tumors (RECIST) 1.1. Other results from the Phase 1/2 study will be provided at one of the upcoming medical conferences.

“We believe these results are very encouraging given the low response rate to cetuximab as monotherapy in recurrent/metastatic SCCHN patients in the second/third line,” said Ari Rozenberg, M.D, University of Chicago and study Investigator. “While still early, we are excited to see responders at the highest NT219 dose level where we expected the appropriate exposure to be attained, along with evidence of on target treatment effect in patients’ biopsies. I look forward to continuing investigating NT219 and seeing more data in this disease setting with urgent need for improved therapies.”

Treatment options for patients who had progressed following treatment with immunotherapy in first line R/M SCCHN are limited, with mostly cetuximab and chemotherapy currently available. The Company is in the process of designing a Phase 2 study of NT219 in combination with cetuximab in 2L R/M SCCHN. Such a study may evaluate NT219 in combination with cetuximab with or without standard of care chemotherapy following progression after immunotherapy in first line treatment.

Gil Efron, Purple Biotech CEO, added, “I am very satisfied with the observed activity of NT219 in recurrent and/or metastatic SCCHN patients. Due to the dire unmet need in this difficult to treat population, we believe that extending these early results through a robust proof of concept study would be meaningful for patients and for Purple Biotech and may lead us to next development steps. We will continue exploring higher dose optimization while designing our next study. We believe that the good tolerability of NT219 in combination with cetuximab can position this combination as a strong candidate to combine with other agents in 2L SCCHN and to achieve better survival for patients. Additionally, as demonstrated by our preclinical data, we believe that this data could potentially pave the way for development of NT219 in combination with EGFR inhibitors or other agents such as a-PD1 and KRAS inhibitors, potentially unlocking the full potential of NT219.”

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it in a dose escalation as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by a proof-of-concept study of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
Lior Fhima
Chief Financial Officer
IR@purple-biotech.com

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